June 15, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street,

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed May 30, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 9, 2023 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”) via EDGAR.

In order to facilitate the review by the Staff of Amendment No. 6, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 5 to Registration Statement on Form S-4

General

1. Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with your initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not received any such notice from the underwriter, or any other firm engaged in connection with its initial public offering about ceasing involvement with our business combination transaction. In addition, we note that we have previously disclosed the percentage the underwriting discount would be reflected at each redemption level on page 14 of the Registration Statement.

Proposal No. 1 – The NTA Proposal, page 74

2. We note that you are now asking Energem stockholders to adopt amendments to the current Energem A&M Charter that would allow Energem to consummate the business combination even if Energem will have less than $5,000,001 in net tangible assets. Explain why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post business combination company here and in the risk factors section. Lastly, identify the provisions that Energem is relying on in determining that the ordinary shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed on page 74 of the Registration Statement that it is asking Energem shareholders to adopt amendments to the current Energem A&M Charter that would allow Energem to consummate the business combination even if Energem will have less than $5,000,001 in net tangible assets in order to facilitate the Business Combination. The Company has also added disclosure on pages 12, 64 and 74 of the Registration Statement. Additionally, the Company advises the Staff that the post business combination company will not be deemed a penny stock following the Closing under Exchange Act Rule 3a51-1 as it plans to have its securities registered on the Nasdaq Capital Market.

Selected Historical Financial Information of Graphjet, page 160

3. Please remove the label “unaudited” from the headers in the selected historical financial information tables. The identification of some columns as “unaudited” may give an investor the impression that the other columns have been audited. A column of numbers derived from audited financial statements without the full presentation of financial information is not considered to be audited.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 160 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 166

4. Please update your pro forma financial statements to include a balance sheet as of the latest balance sheet and income statements for the latest fiscal year and interim period. Refer to Rule 8-05(b) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in response it has inserted updated pro forma financial statements to include a balance sheet as of the latest balance sheet and income statements for the latest fiscal year and interim period on pages P-39, P-41, P-76, P-121 and proforma section from P-166 and P-173.

5. We note on page 168 under both the maximum redemption and 50% redemption scenarios you reflect negative cash balances as of December 31, 2022. We also note that while your state on page 167 that you expect the Business Combination to be consummated if the NTA proposal which waives the minimum net tangible asset requirement is approved, you do not address how you plan to proceed with the Business Combination in the event of cash shortfalls. Please also be advised the purpose of pro forma financial statements is to provide investors with sufficient information about the impact of probable transactions to allow them to make informed decisions. In this regard, it is not clear how you determined it is appropriate to present negative cash balances in the pro forma financial statements, as opposed to a liability or other presentations, since it does not reflect outcomes that can occur.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff in response that at the closing of the Business Combination, the Combined Entity expects to have approximately $21 million cash proceeds from the Trust Account, assuming there are no further redemptions. The aggregate transaction expenses of approximately $6,525,000, including the deferred underwriting commission of $4,025,000, will be paid at closing. This will result in a pro forma cash of approximately $14,475,000 at closing. If there is substantially less in the Trust Account than anticipated at the closing of the Business Combination, then the Combined Entity expects to draw down approximately $7 million under the executed Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. at or after closing to pay certain of its aggregate transaction expenses at closing and the balance of expenses over time from the SEPA and revenue. The Combined Entity expects to have no less than approximately $5.5 million of cash at or after closing of the Business Combination. We have updated the Registration Statement accordingly to disclose this calculation (page 169).

6. We note your response to prior comment 11 and the revised disclosure on page 167. However, it does not appear the revised disclosures have fully addressed our prior comment. Please discuss whether you are able to meet the net tangible assets requirement under the 50% redemption and minimum redemption scenarios assuming the NTA proposal is not approved and identify a scenario depicting the maximum number (and dollar amount) of Energem Class A shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemption for the business combination to proceed.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that the answer is no, we are not able to meet the net tangible assets test at 50% redemption and minimum redemption scenarios assuming the NTA proposal is not approved. If the NTA proposal is not approved, we have identified a scenario depicting the maximum number of Energem Class A shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemption for the business combination to proceed which is 177,976 and dollar amount at $10.64, which scenario utilized in its calculation Energem and Graphjet’s assets and liabilities. The Company has updated the Registration Statement to disclose this analysis on page 169.

Note 6 — Loss per Share, page 172

7. It appears you have updated footnote (J)(6) on page 172 in response to prior comment 12. Please also revise Note 6 to discuss and quantify any potentially dilutive shares that are excluded from the calculations of historical and pro forma net loss per share.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we did not revise Note 6 because there are no potentially dilutive shares that are excluded from the calculations of historical and pro forma net loss per share, and we added a sentence to clarify this fact in Note 6 of the Registration Statement.

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If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer, Energem Corp.